May 6, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:	Western Gas Partners, LP Registration Statement on Form S-1 (File No. 333-146700)
Dear Sir:
     As representatives of the several underwriters of Western Gas Partners, LP’s proposed initial public offering of up to 21,562,500 common units representing limited partner interests, we hereby join Western Gas Partners, LP’s request for acceleration of effectiveness of the above-referenced registration statement to 12:00 p.m. (Washington, D.C. time) on May 8, 2008, or as soon thereafter as is practicable.
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of Western Gas Partners, LP, dated April 25, 2008, through the date hereof:
     Preliminary Prospectus dated April 25, 2008
     43,574 copies to prospective underwriters, institutional investors, dealers and others.
     The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, UBS SECURITIES LLC CITIGROUP GLOBAL MARKETS INC. CREDIT SUISSE SECURITIES (USA) LLC MORGAN STANLEY & CO. INCORPORATED As representatives of the several underwriters
By:	UBS SECURITIES LLC

By:	/s/ Michael Jamieson
Michael Jamieson
Managing Director

By:	/s/ Amit Jhunjhunwala
Amit Jhunjhunwala
Director